Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited Second Quarter 2019 Financial Results

Net Revenues from Products Increased Over 698 Percent Year-Over-Year with 5.9 Million New Transacting Customers Acquired During the Quarter

Company Approaching Store Level Break-Even Point

BEIJING, China, August 14, 2019 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today announced its unaudited financial results for the second quarter ended June 30, 2019.

SECOND QUARTER 2019 HIGHLIGHTS1

•                      Total net revenues from products in the quarter were RMB870.0 million (US$126.7 million), representing an increase of 698.4% from RMB109.0 million in the same quarter of 2018.

•                      Cumulative number of transacting customers increased to 22.8 million from 2.9 million as of the end of the second quarter of 2018. During the second quarter of 2019, the Company acquired 5.9 million new transacting customers.

•                      Average monthly transacting customers in the quarter were 6.2 million, representing an increase of 410.6% from 1.2 million in the second quarter of 2018.

•                      Average monthly total items sold in the quarter were 27.6 million, representing an increase of 589.7% from 4.0 million in the second quarter of 2018.

•                      Total number of stores at the end of the quarter were 2,963 stores, representing an increase of 374.8% from 624 stores at the end of the second quarter of 2018.

•                      Store level operating loss in the quarter was RMB55.8 million (US$8.1 million), decreasing from a loss of RMB81.7 million in the second quarter of 2018.

“We are pleased with the performance of our business as we continue to execute against our long-term growth plan,” said Ms. Jenny Zhiya Qian, Chief Executive Officer of Luckin Coffee. “Total net revenues from products sold increased 698.4% year-over-year, driven by a significant increase in transacting customers, an increase in the average number of items purchased by our transacting customers and higher effective selling prices. We believe this is the result of our distinguished value proposition of delivering our customers high quality, high convenience and high affordability.”

1  Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions.

Ms. Qian continued, “At the same time we have substantially reduced our store operating loss as a percentage of net revenues as a result of benefits of scale and increased bargaining power, operating efficiency from technology, and higher store throughput, and we are on track to reach our store level break-even point during the third quarter of 2019.”

“Furthermore, we opened 593 net new Luckin stores during the quarter, providing enhanced convenience to our customers, and strategically launched our new freshly-brewed tea drinks ‘Luckin Tea’ to capture different consumption moments and benefit from strong demand for freshly-brewed tea drinks in China. We also strengthened our supply chain and continued to invest in our brand and our technology. Finally, we remain on track to become the largest coffee network in China in terms of number of stores by the end of 2019,” concluded Ms. Qian.

SECOND QUARTER 2019 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB909.1 million (US$132.4 million) in the second quarter, representing an increase of 648.2% from RMB121.5 million in the second quarter of 2018. Net revenues growth was primarily driven by a significant increase in the number of transacting customers, an increase in effective selling prices, and the number of products sold.

•                  Net revenues from freshly brewed drinks were RMB659.2 million (US$96.0 million), representing 72.5% of total net revenues in the second quarter of 2019, compared to RMB100.5 million, or 82.7% of total net revenues, in the second quarter of 2018.

•                  Net revenues from other products were RMB210.8 million (US$30.7 million), representing 23.2% of total net revenues in the second quarter of 2019, compared to RMB8.4 million, or 7.0% of total net revenues, in the second quarter of 2018.

•                  Other revenues, which mainly include delivery fees, were RMB39.1 million (US$5.7 million), representing 4.3% of total net revenues in the second quarter of 2019, compared to RMB12.5 million, or 10.3% of total net revenues, in the second quarter of 2018.

Total operating expenses were RMB1,598.8 million (US$232.9 million), representing an increase of 243.9% from RMB465.0 million in the second quarter of 2018. The increase in operating expenses was in line with business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 175.9% in the second quarter of 2019 from 382.7% in the second quarter of 2018, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•                  Cost of materials were RMB465.8 million (US$67.9 million), representing an increase of 514.8% from RMB75.8 million in the second quarter of 2018, in line with the increase in sales of products.

•                  Store rental and other operating costs were RMB371.5 million (US$54.1 million), representing an increase of 271.7% from RMB99.9 million in the second quarter of 2018, mainly due to increases in the number of stores and headcount.

•                  Depreciation expenses were RMB88.5 million (US$12.9 million), representing an increase of 491.0% from RMB15.0 million in the second quarter of 2018, mainly due to increases in depreciation of leasehold improvements and purchases of operating equipment.

•                  Sales and marketing expenses were RMB390.1 million (US$56.8 million), representing an increase of 119.1% from RMB178.1 million in the second quarter of 2018, mainly due to increases in advertising expenses and delivery expenses as the Company launched new marketing initiatives and entered into new cities. Furthermore, free product promotion expenses increased in line with the growth of new transacting customers.

•                  General and administrative expenses were RMB265.8 million (US$38.7 million), representing an increase of 254.8% from RMB74.9 million in the second quarter of 2018. The increase in general and administrative expenses was mainly driven by business expansion, costs related to the Company’s Initial Public Offering (“IPO”), and share-based compensation to senior management.

•                  Store preopening and other expenses were RMB17.2 million (US$2.5 million), representing a decrease of 19.4% from RMB21.3 million in the second quarter of 2018, mainly due to decreased rental costs before opening as a result of improved efficiency for new store openings.

Operating loss was RMB689.7 million (US$100.5 million) compared to RMB343.4 million in the second quarter of 2018. Non-GAAP operating loss was RMB619.3 million (US$90.2 million) compared to RMB343.4 million in the second quarter of 2018. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB681.3 million (US$99.2 million) compared to RMB333.0 million in the second quarter of 2018. Non-GAAP net loss was RMB610.8 million (US$89.0 million) compared to RMB333.0 million in the second quarter of 2018.

Basic and diluted net loss per ADS was RMB6.56 (US$0.96) compared to a loss of RMB23.04 in the second quarter of 2018. Non-GAAP basic and diluted net loss per ADS was RMB3.28 (US$0.48) compared to a loss of RMB6.80 in the second quarter of 2018.

Net cash used in operating activities was RMB375.2 million (US$54.7 million) compared to RMB196.0 million in the second quarter of 2018. The increase was primarily driven by an increase in operating expenses as a result of expansion of the Company’s business operations.

Cash and cash equivalents and short-term investments were RMB6,051.2 million (US$881.5 million) as of June 30, 2019, compared to RMB1,761.0 million as of December 31, 2018. The increase was primarily driven by the net proceeds of US$158.8 million from the issuance of Series B-1 convertible redeemable preferred shares in April 2019 to certain investors and the net proceeds of US$657.2 million from the IPO and the concurrent private placement.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30, 2018	Sep 30, 2018	Dec31, 2018	Mar 31, 2019	Jun 30, 2019
Total stores	624	1,189	2,073	2,370	2,963
Pick-up stores	356	903	1,811	2,163	2,741
Relax stores	22	45	86	109	123
Delivery kitchens	246	241	176	98	99

Cumulative number of transacting customers (in thousands)	2,917.8	5,984.3	12,529.5	16,872.3	22,777.5
Average monthly transacting customers (in thousands)	1,207.6	1,877.4	4,325.9	4,402.0	6,166.0

Average monthly total items sold (in thousands)	4,001.0	7,760.3	17,645.1	16,275.8	27,593.0
Freshly brewed drinks	3,743.7	6,220.4	13,418.8	13,077.2	21,055.7
Other products	257.3	1,539.9	4,226.4	3,198.6	6,537.3

GUIDANCE

For the third quarter ending 30 September 2019, the Company expects net revenues from products to be between RMB1.35 billion and RMB1.45 billion. This forecast reflects the Company’s current and preliminary views, which are subject to change.

SUBSEQUENT EVENTS

On July 22, 2019 the Company signed a Memorandum of Understanding with Kuwait Food Company Americana K.S.C.C (“Americana Group”), the largest integrated food product company in the Middle East, to establish a joint venture to launch a new retail coffee business in the Greater Middle East and India.

KEY DEFINITIONS

•                  Net revenues from products. Calculated as the sum of net revenues from freshly brewed drinks and net revenues from other products.

•                  Transacting customers for the period. Refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer.

•                  Cumulative number of transacting customers. The total number of transacting customers since our inception.

•                  Average monthly transacting customers. The number of average monthly transacting customers in the three months during the quarter.

•                  Average monthly total items sold. Calculated by dividing the total number of items sold during the quarter by three.

•                  Store level operating profit (loss). Calculated by deducting the cost of materials, store rental and other operating costs, and depreciation expenses from net revenues from products.

•                  Non-GAAP operating loss. Calculated by adjusting operating loss for non-cash share-based compensation expenses.

•                  Non-GAAP net loss. Calculated by adjusting net loss for non-cash share-based compensation expenses and change in the fair value of warrant liability.

•                  Non-GAAP basic and diluted net loss per share. Calculated as non-GAAP net loss divided by weighted average number of basic and diluted share.

•                  Non-GAAP basic and diluted net loss per ADS. Calculated as non-GAAP net loss divided by weighted average number of basic and diluted ADS.

CONFERENCE CALL

A conference call and webcast to discuss Luckin Coffee’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on August 14, 2019.

Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	5790867

The replay will be accessible through August 28, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	5790867

The webcast will be available at investor.luckincoffee.com and will be archived on the site shortly after the call has concluded.

A presentation to supplement the call and webcast will be available on the Company’s IR website at investor.luckincoffee.com.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss, non-GAAP net loss, non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating loss as operating loss excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability.  The Company defines non-GAAP basic and diluted net loss per ADS as non-GAAP net loss divided by weighted average number of basic and diluted ADS.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8650 to US$1.00, the exchange rate on June 30, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit www.luckincoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 203 682 8200

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Scott Bisang / Amy Feng

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	31-Dec-18	30-Jun-19
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,630,983	3,988,751	581,027
Restricted cash — current	—	16,867	2,457
Short-term investments	130,000	2,062,410	300,424
Receivables from online payment platforms	4,609	6,950	1,012
Inventories	150,015	231,651	33,744
Prepaid expenses and other current assets	365,510	493,462	71,881
Amount due from a related party	147,559	—	—
Total current assets	2,428,676	6,800,091	990,545

Non-current assets:
Property and equipment, net	904,992	1,063,987	154,987
Restricted cash — non-current	—	2,002	292
Other non-current assets	151,408	294,725	42,932
Total non-current assets	1,056,400	1,360,714	198,211
TOTAL ASSETS	3,485,076	8,160,805	1,188,756

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/ EQUITY
Current liabilities
Short-term bank borrowings	8,000	67,582	9,844
Current portion of long-term borrowing	72,787	222,758	32,448
Capital lease obligation	108,664	61,384	8,942
Accounts and note payable	176,704	258,928	37,717
Accrued expenses and other liabilities	371,017	590,991	86,089
Amounts due to related parties	24,198	7,682	1,119
Warrant liability	19,520	—	—
Total current liabilities	780,890	1,209,325	176,159

Non-current liabilities:
Long-term borrowing	226,969	76,998	11,216
Deferred revenues	126,469	52,550	7,655
Total non-current liabilities	353,438	129,548	18,871
Total liabilities	1,134,328	1,338,873	195,030

Mezzanine equity:
Series A convertible redeemable preferred shares[1]	2,113,347	—	—
Series B convertible redeemable preferred shares[2]	2,164,994	—	—
Total mezzanine equity	4,278,341	—	—

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2019 (Continued)

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	31-Dec-18	30-Jun-19
	RMB	RMB	US$
Shareholders’ (deficits)/equity:
Ordinary shares[3]	—	—	—
Angel-1 shares[4]	743,376	—	—
Angel-2 shares[5]	512,812	—	—
Class A Ordinary shares	—	5	1
Class B Ordinary shares	—	16	2
Additional paid-in capital	65,000	11,860,217	1,727,635
Accumulated other comprehensive loss	(2,076)	(4,373)	(637)
Accumulated deficits	(3,246,705)	(5,033,933)	(733,275)
Total Shareholders’ (deficits)/equity	(1,927,593)	6,821,932	993,726

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/ EQUITY	3,485,076	8,160,805	1,188,756

1 US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and June 30, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and June 30, 2019, respectively

2 US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and June 30, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and June 30, 2019, respectively

3 US$0.001 par value; 45,400,000 shares and nil authorized as of December 31, 2018 and June 30, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and June 30, 2019, respectively

4 US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and June 30, 2019, respectively

5 US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and June 30, 2019, respectively) (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”)

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2019 AND FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Freshly brewed drinks	100,518	659,161	96,018	110,093	1,020,256	148,617
Other products	8,449	210,835	30,712	9,852	294,815	42,945
Others	12,542	39,119	5,698	14,518	72,554	10,569
Total net revenues	121,509	909,115	132,428	134,463	1,387,625	202,131

Cost of materials	(75,771)	(465,822)	(67,855)	(85,190)	(741,634)	(108,031)
Store rental and other operating costs	(99,939)	(371,460)	(54,109)	(120,163)	(653,831)	(95,241)
Depreciation expenses	(14,973)	(88,485)	(12,889)	(18,938)	(172,464)	(25,122)
Sales and marketing expenses	(178,061)	(390,104)	(56,825)	(232,473)	(558,207)	(81,312)
General and administrative expenses	(74,916)	(265,781)	(38,715)	(113,938)	(438,743)	(63,910)
Store preopening and other expenses	(21,296)	(17,171)	(2,501)	(32,381)	(39,545)	(5,760)
Total operating expenses	(464,956)	(1,598,823)	(232,894)	(603,083)	(2,604,424)	(379,376)
Operating loss	(343,447)	(689,708)	(100,466)	(468,620)	(1,216,799)	(177,245)

Interest income	144	14,134	2,059	197	15,685	2,285
Interest and financing expenses	(554)	(8,488)	(1,236)	(554)	(16,433)	(2,394)
Foreign exchange gain/(loss), net	13,644	5,584	813	7,235	(3,056)	(445)
Other expenses	(2,784)	(2,803)	(408)	(3,484)	(4,140)	(603)
Change in the fair value of warrant liability	—	—	—	—	(8,322)	(1,212)

Net loss before income taxes	(332,997)	(681,281)	(99,238)	(465,226)	(1,233,065)	(179,614)
Income tax expense	—	—	—	—	—	—
Net loss	(332,997)	(681,281)	(99,238)	(465,226)	(1,233,065)	(179,614)

Add: accretion to redemption value of convertible redeemable preferred shares	(793,992)	(533,191)	(77,668)	(793,992)	(552,036)	(80,413)
Add: deemed distribution to a certain holder of Series B preferred shares	—	—	—	—	(2,127)	(310)
Net loss attributable to ordinary and angel shareholders	(1,126,989)	(1,214,472)	(176,906)	(1,259,218)	(1,787,228)	(260,337)

Loss per ordinary share[1]:
- Basic and diluted	(2.88)	(0.82)	(0.12)	(3.29)	(1.39)	(0.20)

Loss per ADS (8 ordinary shares per ADS):
- Basic and diluted	(23.04)	(6.56)	(0.96)	(26.32)	(11.12)	(1.60)

1 Loss per ordinary shares for the three and six months ended June 30, 2019 is computed using the weighted-average number of ordinary shares outstanding as of June 30, 2019 which include the automatic conversion of all of the Company’s Angel-1 shares, Angel-2 shares, Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series B-1 convertible redeemable preferred shares into ordinary shares immediately prior to the completion of the IPO at the conversion ratio of 1:1.

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2019 AND FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2019 (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Weighted average shares outstanding used in calculating basic and diluted loss per share:
- Basic and diluted	390,700,549	1,487,846,055	1,487,846,055	382,893,646	1,289,711,276	1,289,711,276
Other comprehensive gain/ (loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	26,468	9,625	1,402	26,706	(2,297)	(335)
Total comprehensive loss	(1,100,521)	(1,204,847)	(175,504)	(1,232,512)	(1,789,525)	(260,672)

LUCKIN COFFEE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2019 AND FOR THE SIX MONTHS ENDED JUNE

30, 2018 AND JUNE 30, 2019

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(195,956)	(375,243)	(54,660)	(319,601)	(1,002,872)	(146,083)
Net cash used in investing activities	(145,214)	(2,364,980)	(344,498)	(312,612)	(2,288,335)	(333,335)
Net cash generated from financing activities	1,314,327	5,565,302	810,677	1,491,973	5,651,536	823,239
Effect of foreign exchange rate changes on cash and cash equivalents	14,257	4,831	704	9,277	(2,561)	(373)

Net increase in cash and cash equivalents	987,414	2,829,910	412,223	869,037	2,357,768	343,448
Cash and cash equivalents at beginning of the period	100,719	1,158,841	168,804	219,096	1,630,983	237,579

Cash and cash equivalents at end of the period	1,088,133	3,988,751	581,027	1,088,133	3,988,751	581,027

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Amounts in thousands of RMB and US$, except for share and per share data)
A. Non-GAAP operating loss
Operating loss	(343,447)	(689,708)	(100,466)	(468,620)	(1,216,799)	(177,245)
Adjusted for:
Share-based compensation expenses	—	70,456	10,263	—	70,456	10,263
Non-GAAP operating loss	(343,447)	(619,252)	(90,203)	(468,620)	(1,146,343)	(166,982)

B. Non-GAAP net loss
Net loss	(332,997)	(681,281)	(99,238)	(465,226)	(1,233,065)	(179,614)
Adjusted for:
Share-based compensation expenses	—	70,456	10,263	—	70,456	10,263
Change in the fair value of warrant liability	—	—	—	—	8,322	1,212
Non-GAAP net loss	(332,997)	(610,825)	(88,975)	(465,226)	(1,154,287)	(168,139)

C. Non-GAAP net loss per share — basic and diluted
Net loss attributable to the Company’s ordinary shareholders	(1,126,989)	(1,214,472)	(176,906)	(1,259,218)	(1,787,228)	(260,337)
Add:
Accretion to redemption value of convertible redeemable preferred shares	793,992	533,191	77,668	793,992	552,036	80,413
Share-based compensation expenses	—	70,456	10,263	—	70,456	10,263
Change in the fair value of warrant liability	—	—	—	—	8,322	1,212
Non-GAAP net loss attributable to the Company’s ordinary shareholders	(332,997)	(610,825)	(88,975)	(465,226)	(1,156,414)	(168,449)

Weighted average number of Class A and Class B ordinary shares in issue- basic and diluted	390,700,549	1,487,846,055	1,487,846,055	382,893,646	1,289,711,276	1,289,711,276
Non-GAAP net loss per share
— Basic and diluted	(0.85)	(0.41)	(0.06)	(1.22)	(0.90)	(0.13)

Non-GAAP net loss per ADS
— Basic and diluted	(6.80)	(3.28)	(0.48)	(9.76)	(7.20)	(1.04)